Exhibit 12.1
Tapestry, Inc.
 Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended(1)
	December 30, 2017	July 1, 2017	July 2, 2016	June 27, 2015	June 28, 2014	June 29, 2013
	(millions)
Determination of Earnings:
Income before provision for income taxes and loss from equity investees	$281.9	$759.0	$626.6	$611.6	$1,122.3	$1,526.9
Plus: Fixed charges	141.9	180.8	154.4	130.8	107.4	95.5
Earnings available to cover fixed charges	$423.8	$939.8	$781.0	$742.4	$1,229.7	$1,622.4

Fixed Charges:
Interest expense (none capitalized)	$49.7	$39.3	$32.9	$11.9	$1.7	$1.4
Interest portion of rent expense (1/3)	92.2	141.5	121.5	118.9	105.7	94.1
Total fixed charges	$141.9	$180.8	$154.4	$130.8	$107.4	$95.5

Ratio of earnings to fixed charges(2)	3.0	5.2	5.1	5.7	11.4	17.0

(1)          Fiscal 2016 consisted of 53 weeks.  All other fiscal years presented consisted of 52 weeks.

(2)          All ratios shown in the above table have been calculated using unrounded numbers.